SEC

24001845

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SEC Mail Processing
MAY 2 3 2024
Washington, DC

SEC FILE NUMBER
8-67655

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Xnergy Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ *Check here if respondent is also an OTC derivatives dealer*

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 Century Park East 25th Floor
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	(347) 853-6534	rich@xnergy.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way	Sugarland	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Jacobs, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Xnergy Financial, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

"See loose Jurat Notary"

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Diego

PAYAM HAGHANI
COMM. #2414896
Notary Public - California
San Diego County
My Comm. Expires Sep. 6, 2026

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 7th day of October, 2024, by
Date *Month* *Year*

(1) Mark Jacobs

(and (2) ———).

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual report form X-17A-5

Document Date: 10/7/24 Number of Pages: 2

Signer(s) Other Than Named Above: ———

REPORT PURSUANT TO SEC RULE 17A-5

XNERGY FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30,2024

XNERGY FINANCIAL, LLC
INDEX TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2024

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Xnergy Financial LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Xnergy Financial LLC. as of June 30, 2024, the related statements of operations, changes in Member's equity, and cash flows for the year ended June 30, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Xnergy Financial LLC. as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Xnergy Financial LLC.'s management. Our responsibility is to express an opinion on Xnergy Financial LLC.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Xnergy Financial LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial LLC.'s financial statements. The supplemental information is the responsibility of Xnergy Financial LLC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Xnergy Financial LLC.'s auditor since 2023.

Sugar Land, Texas

October 5, 2024

XNERGY FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30,2024

ASSETS

Cash	$122,739
Accounts Receivable	600
Prepaid Expense	1,123
Total Assets	$ 124,462

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,000
Total Liabilities	7,000
Member's Equity	117,462
Total Liabilities and Member's Equity	$ 124,462

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

XNERGY FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2024

REVENUES:	
Investment Banking and Advisory Fees	$1,902,171
Total Revenue	$1,902,171
EXPENSES:	
Salaries, commissions and related costs	$1,078,807
Regulatory fees	14,084
Rent Expense	2,336
Professional Fees	93,315
Marketing and Research	18,000
Data Service and Technology	8,245
Office and Other Expenses	11,159
Bad Debt	46,800
Taxes	18,460
Total Expenses	$1,291,206
NET INCOME	$610,965

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

XNERGY FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FISCAL YEAR ENDING JUNE 30, 2024

Member's Equity July 1, 2023	$ 358,497
Capital Contributions	52,000
Capital Distributions	(904,000)
Net Profit	610,965
Balance, June 30, 2024	$117,462

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

XNERGY FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDING JUNE 30, 2024

Cash Flows from Operating Activities:	
Net Income	$ 610,965
Changes in Operating Assets and Liabilities:	
Decrease in Accounts Receivable	767,934
Increase in Allowance for Doubtful Accounts	46,800
Decrease in Accounts Payable and Accrued expenses	(9,416)
Decrease in Commissions Payable	(484,200)
Increase in Prepaid Expenses	(1,123)
Net Cash Used in Operating Activities:	319,995
Cash Flows from Financing Activities:	
Capital Contributions	52,000
Capital Distributions	(904,000)
Net Cash Distributed from Financing Activities	(852,000)
Net Increase in Cash for the Year	78,960
Cash and Cash Equivalents – July 1, 2023	43,779
Cash and Cash Equivalents – June 30, 2024	$ 122,739

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

XNERGY FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2024

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was owned by Xnergy, LLC. Xnergy Financial, LLC was 100% owned by Xnergy, LLC.

As of November 19, 2019, Xnergy Financial LLC is owned 50% by Xnergy LLC and 50% by Primior Capital LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2024

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SECs Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note below].

Concentrations of credit risk

The Company maintains its cash in bank accounts that, at times, may exceed the federally insured limits of $250.000. The Company has incurred no losses on their accounts and believes that the risk of loss is minimal.

During the year ended June 30, 2024, the Company had two customers whose revenue accounted for 51% and 41% of total revenue respectively.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recorded in accordance with ASC 606. which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the (v) the Company has satisfied the applicable performance obligation over time. Con

The majority of the Company's revenue arrangements generally consist of two performance obligations to provide Services (i) compliance and due diligence and (ii) selling our clients' securities. Our fees are allocated to each performance obligation as follows: compliance fees are earned and recorded over the due diligence period which is usually less than seven days and success fee is earned upon successful closing of private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue guidance. recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its two members, Xnergy, LLC, and Primior, and reported on its tax returns.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-l (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($467 at June 30, 2024), whichever is higher. At June 30, 2024, the Company had net capital of $110,739 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 6.05% to 1.

NOTE 4 – OPERATING FACILITIES AND ADMINISTRATIVE COSTS

For the year ended June 30, 2024, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2024, was approximately $2,336.

NOTE 5 - COMMITMENTS AND CONTINGENCIES As of the audit date there are no contingencies, guarantees of debt, leases, and the like

NOTE 6 -SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855. Events, Subsequent through October 5, 2024, the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

XNERGY FINANCIAL, LLC
Schedule I - COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
JUNE 30,2024

Total Member's Equity		$117,462
DEDUCTIONS		
Non-Allowable Assets		
Accounts Receivable		600
Prepaid Expenses		1,123
Total		1,723
Net Capital		115,739
Less: Minimum Net Capital Requirement		5,000
Net capital in excess of requirement		$110,739
Capital Ratio: (Maximum allowance 1500%)		
Aggregate Indebtedness	$ 7,000	
Divided by: Net Capital	$ 115,739 =	6.05%
Net Capital Requirement:		
Greater of		
Minimum net capital required (6.67% of $7,000)		$ 467
Minimum dollar net capital requirement		$5,000

There were no material differences between the computations above and the computations included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing as of June 30, 2024.

XNERGY FINANCIAL, LLC

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2024

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 under Footnote 74 of SEC release No. 34-70073.

XNERGY FINANCIAL, LLC

Schedule III- Information Relation to Possession or Control Requirements Pursuant to SEA Rule 15c3-3 As of June 30, 2024

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under Footnote 74 of SEC release No. 34-70073.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land. TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Xnergy Financial LLC,

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Xnergy Financial LLC. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4) and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company); (b)did not carry accounts of or for customers; and (c) did not carry a PAB account (as defined in Rule 15c3-3 throughout the most recent fiscal year without exception. Xnergy Financial LLC.'s management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Xnergy Financial LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

October 5, 2024

XNERGY FINANCIAL, LLC

EXEMPTION REPORT

JUNE 30, 2024

XNERGY FINANCIAL, LLC. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3- 3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private replacements, placement agent and referral service for capital raising; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b) did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); throughout the most recent fiscal year without exception.

XNERGY FINANCIAL, LLC

I, Mark Jacobs Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Mark Jacobs

Title: Chief Executive Officer

October 5th, 2024